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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                               SCHEDULE 14D-9/A
      SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                            ----------------------
                                INCONTROL, INC.
                           (Name of subject company)
                            ----------------------
                                INCONTROL, INC.
                      (Name of person(s) filing statement)
                            ----------------------
                          COMMON STOCK, PAR VALUE $.01
                         (Title of class of securities)
                            ----------------------
                                  45336L 10 3
                     (CUSIP number of class of securities)
                            ----------------------
                                KURT C. WHEELER
                                INCONTROL, INC.
                            6675 185TH AVENUE N.E.
                          REDMOND, WASHINGTON  98052
                                (425) 861-9800
     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
                            ----------------------

                                   COPY TO:

                               Stephen M. Graham
                              Michael C. Piraino
                                 Alan C. Smith
                                 Perkins Coie
                         1201 Third Avenue, 40th Floor
                        Seattle, Washington  98101-3099
                                (206) 583-8888

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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, initially filed August 18, 1998 (the
"Schedule 14D-9"), of InControl, Inc., a Delaware corporation (the "Company"), relating to the tender offer made by Pegasus Acquisitions Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Guidant
Corporation, an Indiana corporation ("Parent"), as described in the Tender Offer Statement on Schedule 14D-1 of the Purchaser dated August 17, 1998, to purchase all outstanding shares of Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 1998 (the "Offer to Purchase"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Offer to Purchase or the Schedule 14D-1.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The response to Item 8 is hereby amended and supplemented as follows:

          On September 2, 1998, Parent and the Company issued the joint press release attached hereto as Exhibit 10. The information set forth in the press release is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10 Form of press release issued by Parent and the Company on September 2, 1998.
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                                  SIGNATURES

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 1998        InControl, Inc.


                                 By:  /s/ Philip A. Okeson
                                      --------------------
                                      Philip A. Okeson
                                      Chief Financial Officer, Treasurer and
                                      Secretary